Office of Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK, NY 10001 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 21, 2022

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Attn:	Sharon Blume Jacob Luxenburg
Sandra Hunter Berkheimer
David Lin

Re:	Pagaya Technologies Ltd. Draft Registration Statement on Form F-4 Submitted November 24, 2021

CIK No. 0001883085

Ladies and Gentlemen:

On behalf of our client, Pagaya Technologies Ltd. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 22, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) originally filed confidentially with the Commission by the Company on November 24, 2021.

Concurrently with the filing of this letter, the Company has confidentially filed an amended Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Questions and Answers About the Transactions and the Special Meeting

What interests do the Sponsor and the current officers and directors of EJFA have in the Merger?, page xx

1.	We note EJFA’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted EJFA’s search for an acquisition target.

Response: In response to the Staff’s comment regarding the waiver of the corporate opportunities doctrine, the Company has revised its disclosure on pages xx, 6, 115, 130 and 132 of the Amended Registration Statement. The Company further confirms for the Staff that EJFA does not believe that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected EJFA’s search for an acquisition target nor will they materially impact its ability to complete the proposed Merger.

Risk Factors

We are heavily dependent on our AI technology. If we are unable to continue to improve our AI technology..., page 29

2.
Please revise to clarify the liability that you assume, if any, if your AI technology incorrectly evaluates the creditworthiness, likelihood of default or credit asset pricing for your Partners’ customers. If applicable and to the extent material, please revise to discuss any liabilities that you have incurred in the past as a result of incorrect approvals or denials of transactions by your AI technology.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 25 of the Amended Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

If we are unable to develop and maintain a diverse and robust funding component of our network..., page 32

3.
You disclose that four of the largest Asset Investors together contributed approximately 49% of Network Capital during the six months ended June 30, 2021, compared to approximately 81% during the 12 months ended December 31, 2020. Please revise elsewhere in the prospectus, such as the “Pagaya’s Business” section, to describe in greater detail the material terms and conditions of any related agreements. Also please tell us how you considered filing the same as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there are no material related agreements with respect to the four largest Asset Investors, including any agreements that would need to be filed as exhibits to the Amended Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Relatedly, the Company describes agreements with any Asset Investors that are also related parties, including an agreement with Radiance, an affiliate of GIC (one of the four largest Asset Investors), on page 239 of the Amended Registration Statement. In addition, in response to the Staff’s comments, the Company has revised its disclosure on page 89 of the Amended Registration Statement to cross reference the foregoing disclosure.

If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition..., page 37

4.
Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs and expenses.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not experienced any material business or reputational harm as a result of fraudulent activities by Partners’ customers in the past. There have been some instances of fraud by Partners’ customers in the past which have generally occurred at the origination of the asset in the normal course of business and are not material to the Company. If any such fraud is identified, the applicable Partner is typically required to repurchase the related asset.

In response to the Staff’s comments, the Company has revised its disclosure on page 33 of the Amended Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

If we are deemed to be an investment company under the Investment Company Act..., page 55

5.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the specific exemptions that you intend to rely on and how your business model supports such exemptions.

Response: In response to the Staff’s comment, the Company offers the following explanation:

Overview of the Company’s Business

The Company is a technology company primarily engaged, directly and through its direct and indirect wholly-owned subsidiaries, in the business of (1) developing and implementing proprietary artificial intelligence technology and related software solutions to assist Partners to originate loans and other assets with more effective credit decision-making processes, and (2) sponsoring, managing and/or administering Financing Vehicles.

The Company is not, and does not propose to be, primarily engaged in the business of investing, reinvesting, or trading in securities. In our opinion, the Company is not an “investment company” as such term is defined in the Investment Company Act of 1940.

The Company’s Technology

The Company is a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results. Partners utilize the Company’s centralized AI and data network to evaluate their customers’ applications in real time. The Company believes its solution measures risk and predicts behavior more accurately than legacy approaches, and the Company’s performance continuously improves as more information flows through its network. Further, Partners integrate seamlessly through APIs, providing them with access to the Company’s proprietary technology with minimal latency and no significant upfront investment.

Partners utilize the Company’s technology solutions to evaluate loan and other applications by their customers. The Company’s technology enables unique datasets from each individual Partner to be collected, processed and leveraged in real time. Partners integrate with the Company network through APIs developed and maintained by the Company and use the Company’s technology to better assess loan applications and make loans.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

The Company is not a lender and does not make loans. The Company does not purchase loans or other assets from Partners for its own account for speculative investment purposes or using its own balance sheet. Partners may offer to Financing Vehicles the opportunity to purchase loans and other assets originated by the Partner.

Financing Vehicles

The Company’s business includes sponsoring, managing and/or administering Financing Vehicles, which include private funds and securitization vehicles. Limited partner interests in private funds and notes issued by securitization vehicles are sold to high net worth and institutional investors and other third party investors. These Financing Vehicles purchase loans and other assets originated by Partners, including consumer loans and auto loans, and single family residential properties.

Fee income generated from the Company’s management and/or administration of Financing Vehicles constitutes greater than 98% of the Company’s revenue (as discussed in further detail below). Private funds typically pay to a Company subsidiary a management fee equal to a percentage of the fund’s net asset value and a performance based incentive allocation or preferred return based on the relevant fund’s performance. Securitization vehicles typically pay to a Company subsidiary, in its capacity as administrator, a loan purchasing fee as compensation for the administrator’s duties to direct the purchase of loans in conformity with certain concentration limits and a loan monitoring and administration services fee.

In connection with the management of certain Financing Vehicles, Pagaya Investments US LLC, a wholly-owned subsidiary of the Company, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

Securitization Vehicles

The Company’s subsidiaries serve as sponsor and/or administrator for securitization vehicles that currently securitize consumer loans, auto loans and single family residential properties. Assets to be acquired by the securitization vehicles are not acquired by the Company or held on the Company’s balance sheet for purchase by the securitization vehicle. Instead, these securitization vehicles are pre-funded, meaning that no collateral is funded at closing of the offering of the notes and the notes are initially supported by the proceeds deposited in a pre-funding account. During the pre-funding period, the securitization vehicle’s depositor uses the amounts on deposit in the pre-funding account to purchase relevant assets from one or more Partners.

The Company does not service loans held by the securitization vehicles. Instead the Partner (or an affiliate of the Partner) that originated the loans acts as servicer for loans it originated which were purchased by the securitization vehicle. A third party servicer serves as backup servicer for the loans held by the securitization vehicles.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Risk Retention Residual Holdings

As sponsor of securitization vehicles, the Company must comply with the “Risk Retention Rules” set forth in Regulation RR as adopted by the Commission under Section 15G of the Securities Exchange Act of 1934, as amended.1 The Risk Retention Rules require a securitization sponsor or a “majority owned affiliate” (as defined in the Risk Retention Rules) of the securitization sponsor to hold an eligible residual interest in each securitization, in an amount equal to at least 5% of the fair value of all interests issued in the securitization transaction (a “Risk Retention Residual”).

The Company generally does not hold interests in its securitization vehicles other than Risk Retention Residuals required under the Risk Retention Rules. The Company retains Risk Retention Residuals solely to comply with the Risk Retention Rules as a byproduct of its business activities of operating the Company’s technology network and sponsoring securitization vehicles. Other than the Risk Retention Residuals it holds as sponsor of securitization vehicles, the Company is not in the business of acquiring or holding interests in securitizations or other asset-backed securities and does not acquire or hold residual or other interests in third party securitizations.

Currently, Risk Retention Residuals for the Company sponsored securitizations are held primarily through entities (each a “Risk Retention SPV”) that qualify as a “majority owned affiliate” (as defined in the Risk Retention Rules) of the securitization sponsor. Each Risk Retention SPV is structured such that the Company holds a 20% economic interest in the Risk Retention SPV and an 80% economic interest in the Risk Retention SPV is held by other investors, typically one or more private funds managed by a Pagaya subsidiary. A Company subsidiary serves as managing member of each Risk Retention SPV and no other member of the Risk Retention SPV has any ability to remove or select the managing member. As a result, the Risk Retention SPVs are consolidated by the Company for U.S. GAAP purposes. Therefore, the entire value of the Risk Retention Residuals held by the Risk Retention SPVs appears on the Company’s balance sheet under the line item “Investments in Loans and Securities.” This amount equaled $186 million as of June 30, 2021. However, the Company has only a 20% economic interest in the Risk Retention SPVs. Accordingly, the Company’s balance sheet also reflects an offsetting amount corresponding to the 80% economic interest of the other investors in the Risk Retention SPVs under the line item “Non-Controlling Interests,” equal to $142.9 million as of June 30, 2021. The amount of “Investments in Loans and Securities” less the amount of “Non-Controlling Interests” reflects the actual value of the Company’s interest in the Risk Retention SPVs and the value of Risk Retention Residuals held by the Company directly (“Risk Retention Residuals Net Exposure”), which is consistent with the Section 3(a)(1)(C) formulation of the investment company test, which is measured on an unconsolidated basis. The calculation of the Company’s Risk Retention Residuals Net Exposure for December 31, 2020 and June 30, 2021 is set forth in tabular form below.

[1]
The Risk Retention Rules have also been adopted by the Department of the Treasury, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation and by the Federal Housing Finance Agency and the Department of Housing and Urban Development to implement the mandate of Section 941(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which required these agencies to adopt rules governing risk retention by asset-backed securities sponsors. The Risk Retention Rules apply to virtually all sponsors of asset-backed securities.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

	12/31/2020	6/30/2021
	(in thousands)
Investments in Loans and Securities (Risk Retention Residuals Holdings of the Company and the Risk Retention SPVs)	$109,262	$185,981
less
Non-Controlling Interests (80% interest of other investors in Risk Retention SPVs)	$84,945	$142,911
Risk Retention Residuals Net Exposure (Risk Retention Residuals Holdings of the Company and 20% interest of the Company in Risk Retention SPVs)	$24,317	$43,070

The Company’s Investment Company Status

Section 3(a)(1)(C) Test

Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an “investment company” as an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The Company is aware of the Staff’s long standing position that only assets on an issuer’s balance sheet should be used for purposes of the 40% test. However, we respectfully submit that the definition of “investment company” found in Section 3 of the Investment Company Act requires an issuer to consider the value of all of its assets for purposes of determining its status as an investment company, regardless of whether accounting rules require or permit such assets to be included on the issuer’s balance sheet. See SEC v. National Presto Industries, Inc.2 The Company’s balance sheet does not reflect the significant value of its intangible assets, including its intellectual property and its management and administration contracts. The Company’s intellectual property, including its data network, AI technology and APIs, form the heart of the Company’s business. This intellectual property has been developed by the Company and therefore for U.S. GAAP purposes is treated as internally developed intangible assets that do not appear on the Company’s balance sheet. Similarly, for U.S. GAAP purposes no value is reflected as an asset on the Company’s balance sheet in connection with the Company’s management contracts with its private funds and rights to receive incentive allocation from these funds and its administration contracts with its securitization vehicles, despite the fact that these contracts provide the Company with substantially all of its revenue.

[2]
486 F.D.A. 305 (7th Cir. 2007). “[L]ooking primarily at accounting assets has a potential to mislead. Imagine a firm that owns substantial assets such as patents and trademarks that do not show up on its balance sheet as assets, and that operates a business from a leased headquarters where it designs, contracts for, and sells products. Such a firm could have annual sales exceeding $100 million, and profits exceeding $10 million as Presto does, with book-value assets of only $1 million in office furniture. If that firm stored even 10% of two years' profits in refunded bonds, as a hedge against business reverses (or to finance expansion), instead of distributing all profits to investors in dividends, it would become an investment company under the approach the SEC urges in this litigation. Yet no investor would perceive such a firm as a substitute for a closed-end mutual fund;  its stock returns would continue to depend on its operating profits and losses.”

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

However, these intangible assets, which do not appear on the Company’s balance sheet, underpin the Company’s enterprise value of $8.5 billion implied by the Transaction. The Company is confident that the value of its intellectual property would dwarf the value of the Company’s other assets and as a result the value of investment securities held by the Company would be well below 40% of the Company’s total assets, inclusive of such intangible assets, but excluding Government securities and cash and cash items. However, in light of the historical position of the Staff and because the Company has not obtained a valuation of its intangible assets, we next analyze the 3(c)(1)(C) test on the basis of the Company’s balance sheet assets.

Treating the Company’s Risk Retention Residuals Net Exposure as “investment securities” for purposes of the 3(c)(1)(C) test, the Company held “investment securities” of $66.4 million as of June 31, 2021.3 This represented approximately 66% of the Company’s total balance sheet assets (calculated using the Risk Retention Residuals Net Exposure), excluding cash and cash items (reflected on the Company’s balance sheet as “Cash and Cash Equivalents,” “Restricted Cash” and “Short-Term Deposits” 4) (for purposes of this Response, we refer to Pagaya’s assets reflected on the Company’s balance sheet assets (calculated using the Risk Retention Residuals Net Exposure), less cash and cash items, as “Adjusted Tangible Assets”).

As of December 31, 2020, investment securities represented 47% of Adjusted Tangible Assets. The Company expects that as of December 31, 2021, after giving effect to the sale of $8,421,053 of the Company’s interest in the Smartresi Fund, investment securities as a percentage of Adjusted Tangible Assets will be significantly reduced relative to the percentage as of June 30, 2021.

[3]
In addition to $43.1 million of Risk Retention Residuals Net Exposure, as of June 30, 2021, the Company held approximately $23.4 million in investments in private funds it manages, which appears on the balance sheet as “Equity Method Investments.” The Company typically makes seed investments in connection with the launch of a new fund and sells such investments as the fund reaches scale. The Company’s June 30, 2021 fund investments include a $23,000,000 seed investment in the recently launched Pagaya Smartresi F1 Fund, L.P. (the “Smartresi Fund”), a private REIT investing in single family residential properties. Given that a Company subsidiary serves as general partner of the Smartresi Fund and that the Smartresi Fund owns single family residential real estate properties and therefore is not relying on the Section 3(c)(1) or Section 3(c)(7) exemptions under the Investment Company Act, it may be argued that the Company’s interest in the Smartresi Fund should not be treated as an investment security for purposes of the 3(c)(1)(C) test. However, for purposes of the analysis set forth herein, we have treated such interest as an “investment security.” Consistent with its practice of exiting seed investments as a fund achieves scale, the Company sold approximately $8,421,053 of its interest in the Smartresi Fund on or about December 31, 2021.

[4]
The Company’s cash holdings are maintained for the purpose of financing its business operations and growth. The Company has regularly sought to expand into new business lines and markets. For example, in 2021 the Company entered the residential real estate business and in 2022 the Company intends to enter the auto insurance business. Such growth requires hiring personnel and acquiring data, research and computing resources, which is funded through the Company’s cash reserves. The Company’s headcount increased approximately three fold in 2020 and doubled in 2021. Alternatively, the Company’s cash reserves may be used to acquire businesses that would further the Company’s overall growth strategy.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

A tabular presentation of the Company’s Adjusted Tangible Assets is set forth below.

	12/31/2020	6/30/2021
	(in thousands)
Fees Receivable	$23,985	$34,661
Property and Equipment	$1,534	$2,137
Deferred Tax Assets	$2,303	$4,224
Prepaid Expenses and Other Assets	$1,525	$27,288
Risk Retention Residuals Net Exposure	$24,317	$43,070
Private Fund Seeding Investments	$1,351	$23,409
Adjusted Tangible Assets	$55,015	$134,789

Risk Retention Residuals Net Exposure as a Percentage of Adjusted Tangible Assets	44.20%	31.95%
Private Fund Seeding Investments as a Percentage of Adjusted Tangible Assets	2.46%	17.37%

Cash and Cash Items	$64,312	$217,858

Section 3(b)(1)

Although the Company may fail to meet the 40% test under Section 3(a)(1)(C) on the basis of tangible assets reflected on the Company’s balance sheet, the Company nonetheless does not meet the definition of investment company under the Investment Company Act, by operation of Section 3(b)(1) of the Investment Company Act. Section 3(b)(1) excludes from the definition of investment company “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.”

To assess whether an issuer is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, the Commission and courts have looked to five factors, originally articulated by the Commission in In re Tonopah Mining Co.:5 (i) the company’s history; (ii) the way the company represents itself to the investing public today; (iii) the activities of its officers and directors; (iv) the nature of its assets; and (v) the sources of its income (the “Five-Factor Test”). Although the Commission and its Staff have from time to time asserted that the nature of a company’s assets and the sources of its income are the two most important factors, in National Presto the court stated that the nature of a company’s assets is not the most important of these factors; rather, what is most important is whether the company’s “portfolio and activities [will] lead investors to treat a firm as an investment vehicle or as an operating enterprise.”6

[5]	26 S.E.C. 426 (1947).

[6]
The National Presto court rejected the assertion that the composition of a company’s assets is the “most important” of these five considerations, observing that this position would turn the Section 3(b)(1) exclusion into “an odd statutory provision indeed. . . . Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Applying the Five-Factor test to the Company, it is clear that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and that investors will treat the Company as an operating enterprise and not as an investment vehicle.

Company History

The Company was incorporated in 2016. Throughout its history the Company has been focused on developing its technology and building the Company’s technology network by establishing relationships with Partners and sponsoring, managing and administering Financing Vehicles. Since inception, the Company has not primarily engaged in the business of investing, reinvesting or trading in securities. The Company has not and does not purchase loans and other assets from Partners on its balance sheet for its own speculative investment purposes. Instead, it has operated primarily as a technology company and fund manager and securitization sponsor.

Representations to the Investing Public Today

The Company is currently a private company and intends to become a publicly-listed company in connection with the Transaction. The Company has not represented itself to private investors as a vehicle for investing in or obtaining exposure to securities or loans. In connection with the Transaction, the Company has not and will not represent itself as an investment vehicle or means to obtain exposure to securities or loans, but as a technology company and fund manager and securitization sponsor. For example, the Press Release announcing the Transaction describes the Company as a company whose “A.I. technology network enables financial services providers to broaden access to financial services and achieve better outcomes for our partners and their customers.”7 Similarly, an investor presentation in connection with the Transaction describes the Company’s mission as “[b]uilding a leading artificial intelligence network to enable our partners to lend to consumers.” This investor presentation summarizes the Company’s network technology and relationships with Partners and highlights, among other things, that loans are acquired by the Financing Vehicles and that the Company’s revenue consists predominantly of fee revenue.8

[7]	https://www.sec.gov/Archives/edgar/data/0001883085/000119312521274415/d213836d425.htm

[8]	https://www.sec.gov/Archives/edgar/data/0001883085/000119312521274311/d222934d425.htm

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Activities of Personnel

The activities of the Company’s personnel are primarily directed toward developing and maintaining the Company’s technology network and the relationships with Partners and the Company’s primary business of sponsoring, managing and/or administering Financing Vehicles. The activities of the Company’s personnel are not primarily directed toward securities owned by the Company. As of December 31, 2021, the Company had approximately 608 employees, of whom 232 worked in research and development, including software engineers and data scientists. Other employees include administrative personnel, accounting personnel, sales and marketing personnel, IT personnel and legal and compliance personnel. Risk Retention Residuals are held to comply with regulatory requirements and not for investment purposes and are not subject to active management or oversight by Company personnel. Neither the Company’s directors and officers nor any other Company personnel regularly devote time to managing the Company’s interests in Risk Retention Residuals or other securities, if any, held by the Company.

Nature of Assets

The Company’s assets are discussed in detail above. As noted above, the Company owns intangible assets having significant value that are not reflected on its balance sheet. These intangible assets are consist with its operating business as a technology company and fund manager and securitization sponsor.

While investment securities as a percentage of Adjusted Tangible Assets at June 30, 2021 were temporarily inflated relative to the long-term composition of the Company’s business and assets by the seed investment in the Smartresi Fund, assuming such investment is deemed to be an investment security, such percentage is not indicative of the true nature of such composition given the Company’s practice of exiting seed investments as funds reach scale, as evidenced by the sale of approximately $8,421,053 of the Company’s interest in the Smartresi Fund on or about December 31, 2021. In this respect, the Company believes its assets as of December 31, 2020 were more indicative. At December 31, 2020, investment securities as a percentage of Adjusted Tangible Assets were less than half of Adjusted Tangible Assets.  In rejecting the argument that the nature of a company’s assets is the most important factor, the court in National Presto noted that doing so would do “nothing except raise the 40% test to 50% as a definition of the firm's ‘primary’ engagement… What sense would it make to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the ‘real’ rule to 50% in subsection (b)(1) by using words rather than numbers.” Even under this rejected formulation of the test, the Company’s investment securities as of December 31, 2020 would have been less than 50% of Adjusted Tangible Assets.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Also, it is important to consider the nature and purpose of the Company’s investment securities holdings. Such holdings consist primarily of its holdings in Risk Retention Residuals, directly or through Risk Retention SPVs. Risk Retention Residuals are not acquired by the Company for investment purposes but are held to comply with the requirements of the Risk Retention Rules in connection with the Company’s business of sponsoring securitization vehicles, which in turn support the continued growth of the Company’s overall business.

The Company generally does not hold interests in its securitization vehicles other than Risk Retention Residuals required under the Risk Retention Rules. The Company retains Risk Retention Residuals solely to comply with the Risk Retention Rules as a byproduct of its business activities operating the Company’s technology network and sponsoring, managing and/or administering certain Financing Vehicles. Other than the Risk Retention Residuals it holds as sponsor of securitization vehicles, the Company is not in the business of acquiring or holding interests in securitizations or other asset-backed securities and does not acquire or hold residual or other interests in third party securitizations. The Company’s Risk Retention Residual holdings are consistent with its business operations and are not of a nature that would “lead investors to believe that the principal activity of the company was trading and investing in securities.”9

While not directly equivalent to the Company, the Staff has accorded favorable treatment to issuers who hold residual interests in connection with financing a lending business. In Great Ajax Funding LLC,10 the Staff agreed that a mortgage REIT relying on the exclusion from the definition of investment company in Section 3(c)(5)(C) of the Investment Company Act, could treat as qualifying interests the residual interests it acquires in connection with transferring mortgages into a securitization trust which it sponsors for the purpose of obtaining financing to acquire additional loans. The Staff’s conclusion was based on its recognition that “[t]he real estate finance business… has evolved substantially since the enactment of the [Investment Company] Act, with the creation and use of new debt financing techniques and mortgage-related products” and that such residual interests are “acquired as a direct result of the issuer being engaged in the business of purchasing or otherwise acquiring whole mortgage loans.” Similarly, the Company’s interests in Risk Retention Residuals are acquired as a direct result of the Company being engaged in the business of developing the Company’s technology network and sponsoring, managing and/or administering certain Financing Vehicles.

[9]	Tonapah, 26 S.E.C. at 430.

[10]	SEC No-Action Letter, February 12, 2018.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Sources of Income

More than 98% of the Company’s income (as discussed in further detail below) consists of fee income received in connection with the Company’s business as a fund manager and securitization sponsor. The private funds typically pay to a Company subsidiary a management fee equal to a percentage of the fund’s net asset value and a performance based incentive allocation or preferred return based on the relevant fund’s performance. The securitization vehicles typically pay to a Company subsidiary, in its capacity as administrator or sponsor, a loan purchasing fee as compensation for the administrator’s duties to direct the purchase of loans in conformity with certain concentration limits and a loan monitoring and administration services fee.

As discussed above, because the Risk Retention SPVs are consolidated for U.S. GAAP purposes, all income on Risk Retention Residuals held by Risk Retention SPVs appears on the Company’s income statement. This income equaled $9.8 million for the six months ended June 30, 2021 and $7 million for the fiscal year ended December 31, 2020. However, as discussed above the Company holds only a 20% economic interest in the Risk Retention SPVs. Accordingly, the Company’s income statement also reflects an offsetting amount corresponding to the 80% economic interest of the other investors in the Risk Retention SPV under the line item “Net Income and Comprehensive Income Attributable to Noncontrolling Interests,” which was equal to $7.5 million for the six months ended June 30, 2021 and $5.5 million for the fiscal year ended December 31, 2020. The amount of “Interest Income” less “Net Income and Comprehensive Income Attributable to Noncontrolling Interests” plus “Investment Income” reflects the Company’s actual income from its investment securities holdings, which was equal to approximately $2.3 million for the six months ended June 30, 2021 and $1.5 million for the fiscal year ended December 31, 2020. The calculation of the Company’s income for the year ended December 31, 2020 and the six months ended June 30, 2021 is set forth in tabular form below.11

	Year ended 12/31/2020	Six months ended 6/30/2021
	(in thousands)
Revenue from Fees	$91,740	$173,455
Interest Income less Income Attributable to Noncontrolling Interests	$1,541	$2,255
Investment Income	$277	$12
Adjusted Total Revenue	$93.558	$175,722

Revenue from Fees as a Percentage of Adjusted Total Revenue	98.1%	98.7%

[11]
Even if the Company’s income was not adjusted for its 20% economic interest in the Risk Retention SPVs and all of the income earned by the Risk Retention SPVs was attributed to the Company, for the year ended December 31, 2020 and the six months ended June 30, 2021, fee revenue comprised 92.7% and 94.6%, respectively, of the Company’s revenue.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

The nature of the Company’s revenue clearly demonstrates that the Company is, and would be understood by investors to be, primarily engaged in the business of developing and maintaining the Company’s technology network and managing, sponsoring and/or administering Financing Vehicles. The Company’s commercial success is based on the successful operation of the Company’s technology network and the Company’s management and/or administration of Financing Vehicles, and the resulting fees generated, and is independent of any interest generated by the Company’s direct and indirect Risk Retention Residuals holdings.

It is anticipated that equity holders in the Company will receive a return based primarily on the fee revenue generated by the Company’s business and not based primarily on any interest earned on the Company’s direct and indirect Risk Retention Residuals holdings. Although an investor in the Company would have some limited indirect exposure to the value of, and interest earned on, Risk Retention Residuals held directly and indirectly by the Company, less than 2% of the Company’s revenue comes from interest on such holdings. No reasonable investor would invest in the Company for such an indirect, adulterated exposure to these securitization vehicles. Rather, the rationale for an investor to invest in the Company would be to invest in a technology business that develops and maintains the Company’s technology network and earns fees from sponsoring, managing and administering Financing Vehicles.

Conclusion

Each of the factors of the Five Factor Test support the conclusion that the Company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities and that investors will treat the Company as an operating enterprise and not an investment vehicle. Therefore, pursuant to Section 3(b)(1) of the Investment Company Act, the Company is not an “investment company” as defined in the Investment Company Act.

The Pagaya A&R Articles contain a forum selection clause for substantially all disputes between us and our shareholders..., page 65

6.
We note your disclosure that the forum selection clause contained in the Pagaya A&R Articles would not apply to claims brought pursuant to the Exchange Act, among others. Please revise the related disclosure on page 268 and the relevant provision for consistency or advise.

Response: In response to the Staff’s comment, the Company has revised its related disclosure on pages 58, 254 and 261 of the Amended Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

The EJFA Warrants may have an adverse effect on the market price of the EJFA Class A Ordinary Shares..., page 75

7.
Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the Amended Registration Statement to quantify the value of the warrants that may be retained by redeeming shareholders and identify the resulting risks. In addition the Company has revised its disclosure on page 21 of the Amended Registration Statement to illustrate the impact of a range of redemption scenarios on the per share value of the shares owned by non-redeeming shareholders.

EJFA Public Shareholders will experience immediate dilution..., page 84

8.
Here or in another appropriate place in the prospectus, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the Amended Registration Statement.

Fairness Opinion of Duff & Phelps

Fees and Expenses, page 114

9.	Please quantify the respective portions of the $800,000 fee payable to Duff & Phelps upon delivery of the Opinion and upon consummation of the Merger.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108 of the Amended Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

U.S. Federal Income Tax Considerations, page 167

10.
The preamble to your Agreement and Plan of Merger (page A-1) states that the parties intend that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the tax disclosure does not indicate whether the parties expect the business combination to be taxfree to U.S. holders. Please revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

Response: In response to the Staff’s comment, the Company advises the Staff that it has reviewed the disclosure under the heading “Taxation” considering the Staff’s comment and the guidance provided by Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K. The Company respectfully submits that it believes that, based on the grounds set forth below, pursuant to Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K, it is not required to file a tax opinion as an exhibit to the Amended Registration Statement.

Item 21(a) requires that a registrant, subject to the rules regarding incorporation by reference, furnish the exhibits as required by Item 601 of Regulation S-K. Item 601(b)(8) of Regulation S-K provides that a tax opinion need only be filed with the other applicable registration forms where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added). The Company notes the requirements for a tax opinion pursuant to the Staff Legal Bulletin No. 19, Section III are consistent with those in Item 601(b)(8) of Regulation S-K.

As drafted, the relevant disclosure does not contain any representation by the Company regarding the anticipated tax treatment of the proposed transaction. Rather, the relevant disclosure specifically highlights that the particular facts and circumstances of the proposed transaction give rise to significant uncertainty regarding its anticipated tax treatment. As a result, the proposed transaction is not susceptible to a tax opinion concluding that it qualifies for tax-free treatment.  Therefore,  the disclosure explicitly provides that the Company is not making any representation regarding the anticipated tax treatment of the proposed transaction. Because the disclosure, as currently drafted, does not contain, and specifically disavows, a representation as to the Intended Tax Treatment (as defined below), the Company believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) as set forth in Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19, do not apply to the filing.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

In response to the Staff’s comment, however, the Company has revised its disclosure on page 160 of the Amended Registration Statement to emphasize that no person should rely on any recitals or other provisions in Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the anticipated tax treatment of the proposed transaction, as the facts and circumstances of the proposed transaction render the issue highly uncertain.

“Intended Tax Treatment” means that, for U.S. federal income tax purposes, (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (b) the Merger Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (c) the Capital Restructuring will constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations.

Pagaya’s Management Discussion and Analysis of Financial Condition and Results of Operation, page 207

11.
In your Results of Operations section for both your full year and interim periods please revise your disclosure to clearly state what portion of your increased revenue was due to increased AI network volume vs. higher quality assets generated by your network. Further, clarify how higher quality assets contribute to an increase in revenue from your financing vehicles.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 195 of the Amended Registration Statement to provide additional transparency into the growth in revenues from fees. The Company has also revised its disclosure to include the term “market demand for credit assets” in place of “higher quality assets”, as it provides a more accurate representation of the Company’s business.

Unaudited Prospective Financial Information of Pagaya, page 220

12.
We note the statement on page 221 that the “summary of the Financial Projections is not being included in this proxy statement/prospectus to influence your decision whether to vote in favor of any Proposal.” Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 207 of the Amended Registration Statement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

Description of Pagaya Warrants, page 278

13.
Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of Pagaya, page 283

14.
Please also disclose the Sponsor’s and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond 60 days.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 271 of the Amended Registration Statement.

Audited Financial Statements of Pagaya Technologies Ltd.

Notes to Financial Statements

2. Summary of Significant Accounting Policies-Revenue Recognition, page F-36

15.
Please revise your disclosure included in both your audited and interim financial statements to include the information regarding contract balances required by ASC 606-10-50-8 and the information regarding performance obligations required by ASC 606-10-50-12 through 50-21.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company does not have material contract assets or liabilities as such are enumerated by ASC 606-10-50-8. Accordingly, the Company has revised its disclosure on pages F-9 and F-36 of the Amended Registration Statement to indicate such.

The Company also acknowledges the Staff’s comment with respect to the requirements under ASC 606-10-50-12 through 50-21 and has respectfully enhanced its annual and interim disclosures on pages F-8 and F-35 of the Amended Registration Statement. The Company’s disclosures include a description (in Footnote 2 of the Annual and Interim financial statements) of the performance obligation, determination of the satisfaction of the performance obligation, estimates used in determining revenue recognition, and the time period in which the revenue is recognized.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

The Company respectfully advises the Staff that the largest revenue stream (Network AI fees) earned by the Company results from integrating services from lenders from Pagaya’s network to the Company’s customers (i.e., Financing Vehicles); and upon completion of the performance obligation, revenue is recognized in accordance with ASC 606-10-50-19.

For Contract fees, the Company respectfully advises the Staff that the performance obligation is to deliver a service of either the administration or management of a Financing Vehicle over the life of the applicable Financing Vehicle, the performance obligation is met over time, and the fees are recognized accordingly over the same period in accordance with ASC 606-10-50-18.

For Performance Fees, the Company respectfully advises the Staff that the performance obligation is to deliver investor returns on certain Financing Vehicles in excess of contractual return hurdles (measured on an annual basis). While revenue is recorded and earned on a quarterly basis (as it is earned), given the variability associated with these fees as determined by the annual return of the applicable Financing Vehicle, in accordance with ASC 606-10-50; revenue is also only recorded to the extent that it is not probable of significant reversal of cumulative revenue recognized. Adjustments are made in subsequent years to ensure the fees represent actual performance.

16.
You state the Company earns fees when Network Volume is acquired by investment vehicles and these fees are the result of agreements with customers (your Partners). Please tell us, citing the agreements and applicable literature in ASC 606, how you determined your Partners, and not the investment vehicles, are your customers. Describe the specific service(s) promised to your customers and how you are paid for those services per the agreements.

Response: The Company acknowledges the Staff’s comment, and agrees that the Financing Vehicles are the customers, not the Partners. Accordingly, the Company has revised its disclosures throughout the Amended Registration Statement to clarify that the investment vehicles (replacing with the defined term of “Financing Vehicles”) are the customers.

The Company has also amended the disclosure on pages F-8 and F-35 of the Amended Registration Statement to incorporate the fact that customers pay for the services rendered in accordance with the agreement.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

5. Consolidated and Variable Interest Entities, page F-42

17.
Please revise to describe in more detail how you determine whether to consolidate related party securitization vehicles that you sponsor. Specifically, describe what you consider when evaluating the power and economics criteria in ASC 810 in determining whether you are the primary beneficiary of the VIE. Further, as it relates to your interim financial statements provided for the period ended June 30, 2021, clarify why the sum of your “investments in loans and securities” (as disclosed in the footnote) does not agree to the amount presented on the face of your balance sheet.

Response: The Company respectfully advises the Staff that the Company concluded it lacked the power to direct the activities which most significantly impact the securitization vehicles performance. Accordingly, the Company did not consolidate the securitization vehicles.

In performing the consolidation analysis, the Company determined that, due to the lack of sufficient equity at risk, the securitization vehicles were considered variable interest entities. The Company concluded that the servicing of the loans  owned by the securitization vehicles represents the activity that most significantly impacts the securitization vehicles economic performance. This function is performed by the Company’s Partners, who have the unilateral power over servicing activities and cannot be removed without cause. Based on the terms of the servicing arrangement, the Company does not have any direct or indirect authority over the servicers, or the selection of such servicers, and therefore does not have the power to direct or control this activity. As the Company does not meet the power criteria under ASC 810, the securitization vehicles are not consolidated in the Company’s interim or annual financial statements. The Company will revise disclosures related to ASC 810 in future filings.

The Company also respectfully advises the Staff that the caption “investments in loan and securities” within footnote 5 of the interim financial statements has been removed. The table presented within this footnote is indicative of all assets and liabilities within the consolidated VIEs, and not limited to only the investments in loans and securities as indicated in the filing.

18.	Please explain why there are no liabilities associated with the Company’s involvement in consolidated VIEs.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the consolidated VIEs are Risk Retention SPVs that primarily hold loans and capital, and therefore do not have third-party liabilities.

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

7. Transactions with Related Parties, page F-44

19.
Please provide an explanation as to why related party transaction amounts in both your audited and interim period financial statements, including related party receivable, are not appropriately labeled as such on the face of your balance sheet, income statement and cash flow statement in accordance with Rule 4-08(k) of Regulation S-X. Further, as it pertains to the $24.7 million related party receivables balance as of June 30, 2021, provide the information required by ASC 850-10-50-1.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-2, F-3, F-5, F-26, F-27 and F-29 of the Amended Registration Statement to include parenthetical disclosures indicating all related party balances located within each financial statement line item.

The Company acknowledges the Staff’s comments with respect to the $24.7 million related party receivable balance, and while this balance is within “prepaid and other assets”, the Company has revised its disclosure on pages F-2, F-5, F-26 and F-29 to include additional disclosure complying with ASC 850-10-50-1.

General

20.	Please move the Letter from the Founders from the forepart of your prospectus to somewhere in the prospectus after the risk factor section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amended Registration Statement.

21.
It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 188 of the Amended Registration Statement.

***

Office of Finance
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2587.

Very truly yours,

/s/ Jeffrey A. Brill
Jeffrey A. Brill
Skadden, Arps, Slate, Meagher & Flom LLP

cc:          Maxim O. Mayer-Cesiano
Andrea L. Nicolás
B. Chase Wink
Skadden, Arps, Slate, Meagher & Flom LLP

Gal Krubiner
Richmond Glasgow
Pagaya Technologies Ltd.